Twelve Seas Investment Company IV TMT

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Twelve Seas Investment Company IV TMT Rule 477 Application for Withdrawal Registration Statement on Form S-1 Filed December 6, 2021 File No. 333-261511

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Twelve Seas Investment Company IV TMT (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-261511) initially filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the offering of securities currently is not in the best interests of the Company. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please provide a copy of the order granting withdrawal of the Registration Statement to Gerald Spedale, Gibson Dunn via facsimile at (346) 718-6988. Please feel free to contact the undersigned at (917) 940- 3536 or Gerald Spedale at (346) 718-6888 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Alan B. Mitchell

Alan B Mitchell

President and Chief Investment Officer

Cc: Gerald Spedale